[Hartford Series Fund, Inc.]

Sub-Item 77D:  Policies with respect to security investments

Hartford Total Return Bond HLS Fund

The Hartford Total Return Bond HLS Fund may invest up to 10% of total assets in bank loans or participation interests in secured variable, fixed or below-investment grade variable or floating rate loans (“Floating Rate
Loans”) to U.S. corporations, partnerships and other entities.